NEWS RELEASE

INTEROIL ANNOUNCES VOLUNTARY DELISTING
FROM THE TORONTO STOCK EXCHANGE

January 20, 2009 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX) announced today that the Company has determined to voluntarily delist its common shares from the Toronto Stock Exchange in order to reduce the administrative complexity associated with maintaining multiple listings.  Since September 2004, the Company has been listed on an exchange in the United States upon which the vast majority of stock trades occur and where the majority of its shareholders are based.  InterOil Corporation’s common shares will be delisted from the Toronto Stock Exchange at the end of the day on January 27, 2009.

The Company’s common shares continue to be listed and traded on the NYSE Alternext (formerly the American Stock Exchange) and the Port Moresby Stock Exchange in Papua New Guinea.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone:  +61 7 4046 4600

InterOil News Release